UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                          EXCAL ENTERPRISES, INC.
                             (Name of Issuer)

                  Common Stock, par value $.004 per share
                      (Title of Class of Securities)

                                 300902103
                              (CUSIP Number)

                         Steven C. Koegler, Esq.
                          Walker & Koegler, P.A.
            10151 Deerwood Park Blvd., Building 100, Suite 200
                        Jacksonville, Florida 32256
                              (904) 998-9800
       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              March 19, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ x ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                SCHEDULE 13D CUSIP No. 300902103

 1   NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               David J. Smith


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ x  ]
      (b) [    ]
 3   SEC USE ONLY



 4   SOURCE OF FUNDS*
               PF;00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)  [  ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH:

      7   SOLE VOTING POWER
               180,000

      8   SHARED VOTING POWER
               0

      9   SOLE DISPOSITIVE POWER
               180,000

      10  SHARED DISPOSITIVE POWER
               0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               180,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(*) [  ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.86%

 14  TYPE OF REPORTING PERSON*
               IN

               SCHEDULE 13D CUSIP No. 300902103

 1   NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Jonathan E. Humphreys


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ x  ]
       (b) [    ]

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*
               PF;00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) [  ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH:

      7   SOLE VOTING POWER
               71,000

      8   SHARED VOTING POWER
               0

      9   SOLE DISPOSITIVE POWER
               71,000

      10  SHARED DISPOSITIVE POWER
               0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               71,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(*) [    ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.52%

 14  TYPE OF REPORTING PERSON*
               IN

             SCHEDULE 13D CUSIP No. 300902103

 1   NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Kyle K. Krueger


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ x  ]
      (b) [    ]

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*
               PF;00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) [  ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH:

      7   SOLE VOTING POWER
               20,000

      8   SHARED VOTING POWER
               0

      9   SOLE DISPOSITIVE POWER
               20,000

      10  SHARED DISPOSITIVE POWER
               0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               20,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(*) [  ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .43%

 14  TYPE OF REPORTING PERSON*
               IN

               SCHEDULE 13D CUSIP No. 300902103

 1   NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Apollo Capital Management Group L.P.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ x  ]
      (b) [    ]

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*
               WC;00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) [  ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH:

      7   SOLE VOTING POWER
               172,000

      8   SHARED VOTING POWER
               0

      9   SOLE DISPOSITIVE POWER
               172,000

      10  SHARED DISPOSITIVE POWER
               0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               172,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(*) [  ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.7%

 14  TYPE OF REPORTING PERSON*
               PN

                  SCHEDULE 13D CUSIP No. 300902103

 1   NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               J. Steven Emerson


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ x  ]
      (b) [    ]

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*
               PF;00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) [  ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH:

      7   SOLE VOTING POWER
               174,000

      8   SHARED VOTING POWER
               0

      9   SOLE DISPOSITIVE POWER
               174,000

      10  SHARED DISPOSITIVE POWER
               0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               174,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(*) [  ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.73%

 14  TYPE OF REPORTING PERSON*
               IN

Item 1.    Security and Issuer

     This statement relates to the common stock, par value $.004 per share ("Shares"), of Excal Enterprises, Inc. (the "Issuer"). The address of the Issuer is 100 North Tampa Street, Tampa, Florida 33602.

Item 2.    Identity and Background

     The persons filing this statement (the "Reporting Persons") are David J. Smith, Jonathan E. Humphreys, Kyle K. Krueger and J. Steven Emerson, citizens of the United States, and Apollo Capital Management Group, L,P. ("Apollo"), a Delaware limited partnership. The principal business address and the address of the principal office of Apollo is 150 Second Avenue, Suite 860, St. Petersburg, Florida 33701.

Set forth below is the name, address, principal occupation and employer of the individual Reporting Persons.

1. David J. Smith, 150 Second Avenue North, Suite 860, St. Petersburg, Florida 33701.
     Self Employed
     David J. Smith Investments

2.   Jonathan E. Humphreys, 3400 Midway Drive, Santa Rosa, California
       95405.
     Financial Analyst
     Mork Capital Management

3.   Kyle K. Krueger, 150 Second Avenue, Suite 860, St. Petersburg,
     Florida 33701.
     Self Employed Investment Adviser

4. J. Steven Emerson, 10506 Ilona Avenue, Suite 1410, Los Angeles, California 90064.
     individual investor; self employed


     The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities and Exchange Act of 1934, as amended (the "Act").
     No Reporting Person has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

     The Reporting Persons purchased all Shares of the Issuer which they may be deemed to beneficially own for the aggregate purchase price of $939,568. Such Shares were purchased with personal funds or working capital of the respective Reporting Persons.


Item 4.    Purpose of Transaction

     Reporting Persons have acquired Shares of Issuer because they believe that such Shares are substantially undervalued. Therefore, Reporting Persons may continue to acquire Shares of the Issuer from time to time in the open market or otherwise. Reporting Persons reserve the right to dispose of Shares of the Issuer at any time and from time to time in the open market or otherwise.

     Reporting Persons believe that Issuer should take steps to maximize shareholder value. Therefore, Reporting Persons intend to seek to meet with Issuer's Board of Directors to determine whether the current Board of Directors shares Reporting Persons' objectives with respect to maximizing shareholder value. In the event that Reporting Persons determine that the Board of Directors does not share such objectives, Reporting Persons will determine what course of action to take. This may include, but not be limited to, seeking to elect their own nominees as directors of the Company at the next meeting of Issuer's shareholders (which Reporting Persons shall demand) or making or participating with others in an offer for the Company. Reporting Persons specifically reserve the right to take any such or other action or not to take any action.


Item 5.    Interest in Securities of the Issuer

     (a) As of the close of business on March 19, 1996, the Reporting Persons may be deemed to beneficially own in the aggregate 617,000 Shares, representing approximately 13.24% of the outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Form 10Q for the fiscal quarter ended December 31, 1995). The Reporting Persons have beneficial ownership of the Shares as follows:

Name                Number of Shares         Approximate Percentage of
                                            Outstanding Shares

David J. Smith         180,000                      3.86%
Jonathan E. Humphreys   71,000                      1.52%
Kyle K. Krueger         20,000                       .43%
J. Steven Emerson      174,000                      3.73%
Apollo Capital
Management             172,000                      3.70%
  Group, L.P.

     (b) Each of the Reporting Persons has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Shares which it or they directly beneficially own.

     (c) The following table sets forth all transactions with respect to the Issuer's Shares effected during the past sixty days by each of the Reporting Persons listed in Item 5(a) above. Each transaction set forth below reflects a purchase or sale effected by means of an over-the-counter trade.


Identity       Trade Date          Number of Shares         Price Per Share

J.E. Humphreys  2/28/96            1,000              $1.9375
J.S. Emerson    2/23/96           11,000               2.09477
J.S. Emerson    2/26/96            5,000               2.03500
J.S. Emerson    2/27/96            8,000               2.03313

     (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares of Issuer which Reporting Persons may be deemed to beneficially own.

     Item 6.  Contracts, Arrangements, Understandings Or
              Relationships With Respect To Securities Of The Issuer.

     The Reporting Persons are parties to a Joint Filing Agreement, attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto.

     Item 7.  Material To Be Filed As Exhibits.

     Exhibit 1      Joint Filing Agreement



          [The remainder of this page left blank intentionally.]

     Signatures

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.004 per share, of Excal
Enterprises, Inc., a Delaware corporation, is true, complete and correct.



Date: 3/26/96                 Signature:_/s/ David J. Smith
                              David J. Smith

Date: 3/26/96                 Signature:_/s/Jonathan E. Humphreys
                              Jonathan E. Humphreys

Date: 3/26/96                 Signature:/s/ Kyle K. Krueger
                              Kyle K. Krueger

Date: 3/26/96                 Signature: /s/ J. Steven Emerson
                              J. Steven Emerson

Date: 3/26/96                 Apollo Capital Management Group, L.P.
                              a Delaware limited partnership

                                   By: Apollo Capital Corp.
                                   a Delaware corporation
                                   its General Partner

                                   By:/s/ Kyle K. Krueger
                                   Its:  _________President

                              EXHIBIT 1

                          JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f), under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.004 per share, of Excal Enterprises, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned being duly authorized, have executed this Joint Filing Agreement this 26th day of March, 1996.



Date: 3/26/96                 Signature: /s/ David J. Smith
                              David J. Smith

Date: 3/26/96                 Signature: /s/ Jonathan E. Humphreys
                              Jonathan E. Humphreys

Date: 3/26/96                 Signature: /s/ Kyle K. Krueger
                              Kyle K. Krueger

Date: 3/26/96                 Signature:/s/ J. Steven Emerson
                              J. Steven Emerson

Date: 3/26/96                 Apollo Capital Management Group, L.P.
                              a Delaware limited partnership

                                   By: Apollo Capital Corp.
                                   a Delaware corporation
                                   its General Partner

                                   By:/s/ Kyle K. Krueger

                                   Its:  _________President







4503\schedule.13d